Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

HEALTH CARE PROPERTY INVESTORS, INC.,

OCEAN ACQUISITION 1, INC.

and

CNL RETIREMENT PROPERTIES, INC.

Dated as of May 1, 2006

i

EXHIBITS

A	Form of Articles of Merger
B	Knowledge of the Company
C	Knowledge of Parent
D	Form of Affiliate Letter
E	Form of Greenberg Traurig LLP REIT Opinion
F	Form of Latham & Watkins LLP REIT Opinion

AGREEMENT AND PLAN OF MERGER, dated as of May 1, 2006 (this “Agreement”), by and among HEALTH CARE PROPERTY INVESTORS, INC., a Maryland corporation (“Parent”), OCEAN ACQUISITION 1, INC., a Maryland corporation and a wholly owned subsidiary of Parent (“Purchaser”), and CNL RETIREMENT PROPERTIES, INC., a Maryland corporation (the “Company”) that operates as a real estate investment trust (“REIT”) for federal income tax purposes.

WHEREAS, the Company Board (as defined herein), acting upon the recommendation of the Special Committee (as defined herein), has approved this Agreement and declared that it is advisable and in the best interest of the Company and its stockholders for the Company to merge with and into Purchaser, in accordance with the General Corporation Law of the State of Maryland (the “MGCL”) and upon the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the Boards of Directors of Parent and Purchaser have each determined that it is in their best interests and in the best interests of their respective stockholders to consummate the Merger upon the terms and subject to the conditions set forth herein, and have approved this Agreement and the Merger;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent is entering into an agreement and plan of merger (the “Advisor Agreement”) with CNL RETIREMENT CORP., a Florida corporation (the “Advisor”) and OCEAN ACQUISITION 2, LLC, a Florida limited liability company and a wholly owned subsidiary of Parent (“Advisor Purchaser”), pursuant to which at the closing of the transactions contemplated by the Advisor Agreement, the Advisor shall merge with and into the Advisor Purchaser (the “Advisor Merger”);

WHEREAS, immediately prior to the Merger, Purchaser and the Company shall execute Articles of Merger substantially in the form attached hereto as Exhibit A (the “Articles of Merger”) and shall file the Articles of Merger in accordance with the MGCL to effectuate the Merger;

WHEREAS, Parent, Purchaser and the Company intend that the Merger not qualify as a “reorganization” for purposes of Section 368 of the Code; and

WHEREAS, Parent, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Definitions. (a) For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer from any Person (other than as contemplated by this Agreement) relating to any direct or indirect acquisition by any means of (A) more than 20% of the consolidated assets of the Company (including securities of any of the Company’s Subsidiaries) or (B) more than 20% of the equity securities of the Company then outstanding; (ii) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that, if consummated, would result in any Person beneficially owning more than 20% of the equity securities of the Company then outstanding; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its then Significant Subsidiaries, in each case other than the Merger and the other transactions contemplated hereby.

“Aggregate Limit” means $25,000,000 in the aggregate for all asset acquisitions and all authorizations of and commitments for capital expenditures and capital expenditures made by the Company or any of its Subsidiaries after the date hereof.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in the City of New York.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. Section 9601 et seq.).

“Company Board” means the Board of Directors of the Company.

“Company Charter” means the Amended and Restated Articles of Incorporation of the Company, as amended.

“Company Common Stock” means the common stock of the Company, $0.01 par value per share.

“Company Stockholder Approval” means the affirmative approval of the Merger by at least a majority of all the votes entitled to be cast on the matter by the holders of all outstanding shares of Company Common Stock as of the record date for the Company Stockholders’ Meeting.

“Company Tax Subsidiary” means any entity in which the Company owns a direct or indirect equity interest for federal or state income tax purposes of at least 10%, determined by either voting power or value.

“Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan), that is or has been maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any service provider of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation.

“Environmental Claim” means any and all administrative, regulatory, judicial or third-party claims, demands, notices of violation or non-compliance, directives, proceedings, investigations, orders, decrees, judgments or other allegations of noncompliance with or liability or potential liability relating in any way to any Environmental Law or any Company Environmental Permit, as the case may be, that the Company has received notice of directly or by its registered agent in writing.

“Environmental Laws” means all applicable federal, state, and local laws, rules and regulations, orders, judgments, decrees and other legal requirements including common law relating to the handling, use, presence, disposal, release or threatened release of any Hazardous Materials or the regulation and protection, investigation or restoration of human health, safety, the environment or natural resources or of noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threatened injury to persons or property relating to any Hazardous Materials, including, but not limited to, CERCLA; the Hazardous Materials Transportation Act, as amended (49 U.S.C. Section. 5101 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act, as amended (7 U.S.C. Section. 136 et seq.); the Resource Conservation and Recovery Act, as amended (42 U.S.C. Section 6901 et seq.); the Toxic Substances Control Act, as amended (42 U.S.C. Section. 7401 et seq.); the Clean Air Act, as amended (42 U.S.C. Section 7401 et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C. Section 1251 et seq.); the Occupational Safety and Health Act, as amended (29 U.S.C. Section 651 et seq.); the Safe Drinking Water Act, as amended (42 U.S.C. Section 300f et seq.); and their state and local counterparts or equivalents and any transfer of ownership notification or approval statute and any requirements or standards applicable to the voluntary cleanup of environmental contamination.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Ratio” means 0.0865.

“Excess Shares” has the meaning set forth in Section 7.7 of the Company Charter.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Hazardous Materials” means all substances, pollutants, chemicals, compounds and wastes listed, classified or regulated pursuant to any Environmental Law, including

“pollutants,” “toxic substances,” “contaminants,” “hazardous substances,” “regulated wastes,” “special wastes,” or “hazardous wastes” and petroleum and any fraction thereof or asbestos-containing material, lead-based paint or plumbing, biphenyls, radioactive material, radon or other substances otherwise potentially injurious to human health and the environment including mold or other toxic growth.

“Intellectual Property” means (i) United States, non-United States and international patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, domain names, trade dress, logos, trade names, d/b/a’s, corporate names and other source identifiers, and registrations and applications for registration thereof and all renewals thereof, (iii) published and unpublished works of authorship, whether copyrightable or not, copyrightable works, copyrights, and registrations and applications for registration thereof and all renewals or extensions thereof, (iv) computer software, programs and databases, and (v) confidential and proprietary information, including trade secrets and know-how.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge of the Company” or “Company’s Knowledge” (or words of similar import) means the actual knowledge of any of the individuals listed on Exhibit B.

“Knowledge of Parent” or “Parent’s Knowledge” (or words of similar import) means the actual knowledge of any of the individuals listed on Exhibit C.

“Liens” means any mortgages, liens, security interests, pledges, deeds to secure debt, charges or any easement, right of way, covenants, restrictions, rights of first refusal, assessments, or any other encumbrance to title.

“Material Adverse Effect” means, when used with reference to the Company or Parent, as the case may be, any event, circumstance, change or effect (any such item, an “Effect”) that is materially adverse to the business, financial condition or results of operations of such party and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect: (i) any Effect that results from changes in general economic conditions or changes in securities markets in general, including any changes in interest rates, (ii) any Effect that results from general changes in the industries in which such party and its Subsidiaries operate, (iii) any Effect related to the public announcement or the pendency or consummation of the transactions contemplated by this Agreement, (iv) any Effect that results from any action taken at the specific request of the other party, (v) any change in the market price or trading volume of the Company Common Stock or the Parent Common Stock, as the case may be, after the date hereof, provided, that, the exception in this clause shall not prevent or otherwise affect a determination that any Effect(s) underlying such change has, individually or in the aggregate with any other Effect, resulted in a Material Adverse Effect, (vi) any Effect that results from natural disasters, acts of war, sabotage or terrorism, military actions or the escalation thereof, or (vii) any Effects resulting from any change in applicable law or regulation in the geographic regions in which a party or any of its Subsidiaries operates; except in the case of clauses (i), (ii), (vi) and (vii), for any Effect that has a significantly disproportionate adverse impact on such party and its Subsidiaries compared to other companies of similar size operating in the principal industries in which such party and its Subsidiaries operate.

“Ordinary Course” means the ordinary course of business either of the Company and its Subsidiaries or of Parent, Purchaser and Parent’s Subsidiaries, as applicable, consistent with past practice, and, when referring to the Company and its Subsidiaries, shall include (but not be limited to) any action taken by the Company or its Subsidiaries pursuant to the Company’s existing Company Common Stock redemption program.

“Parent Board” means the Board of Directors of Parent.

“Parent Charter” means the Articles of Incorporation of Parent, as amended.

“Permitted Liens” means (i) Liens for Taxes not yet due or delinquent or, if delinquent, as to which there is a good faith dispute; provided that such Liens are reserved against (if such reserves are recognized pursuant to GAAP) or otherwise disclosed in the SEC Reports or the Parent SEC Reports, as the case may be, or the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, (ii) any matter disclosed in the Company Title Insurance Policies, or any title insurance policy insuring Parent’s or any of its Subsidiaries’ fee simple or leasehold title to any Parent Property or Parent Leased Property, (iii) Liens arising in accordance with the terms of the Company Material Contracts or the Parent Material Contracts, as the case may be (and not as a result of any breach thereunder), (iv) inchoate materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other liens created by Law, in each case arising in the Ordinary Course and not past due and payable or the payment of which is being contested in good faith by appropriate proceedings, (v) Liens arising under the Company Leases or the Parent leases, as the case may be, (vi) mortgages and deeds of trust granted as security for financings listed or described in, as applicable, the Company Title Insurance Policies, the Company Disclosure Schedule or the Company SEC Reports, or any title insurance policy insuring Parent’s or any of its Subsidiaries’ fee simple or leasehold title to any Parent Property or Parent Leased Property, the Parent Disclosure Schedule or the Parent SEC Reports, as the case may be, (vii) Liens described in Section 3.12 of the Company Disclosure Schedule or Section 4.11 of the Parent Disclosure Schedule, as the case may be, and (viii) any other Lien not specifically addressed in clauses (i) – (vii) of this sentence that does not materially diminish the value of the Company Property or the Parent Property, as the case may be, and does not materially impair or materially interfere with any permitted use of any Company Property or Parent Property, as the case may be, affected thereby.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Special Committee” means the special committee of independent directors of the Company formed by the Company Board for the purpose of investigating a possible business combination involving the Company and its Subsidiaries.

“Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, Parent or any other Person means any corporation, partnership, joint venture, limited liability company, business trust or other entity, of which such Person, directly or indirectly, owns or controls at least 50% of the securities or other interests entitled to vote in the election of directors or others performing similar functions with respect to such organization.

“Superior Proposal” means any unsolicited bona fide Acquisition Proposal to acquire more than 50% of the total voting power of the equity securities then outstanding, or of the assets (on a consolidated basis), of the Company that the Company Board determines in its good faith judgment upon the recommendation of the Special Committee (in each case after having received the advice of its or their financial advisor(s)), is reasonably capable of being consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger.

“Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges of any kind imposed by any Governmental Authority, including: taxes or other charges on or with respect to income, property, sales, use, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs and similar charges.

“Tax Returns” shall mean any federal, state, local or foreign report, return, document, declaration, election or any other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including information returns, any document with respect to or accompanying payments or estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return document, declaration or other information.

(a) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	§ 3.09
Advisor	Recitals
Advisor Agreement	Recitals
Advisor Merger	Recitals
Advisor Purchaser	Recitals
Affiliate Letter	§ 6.09
Agreement	Preamble
Articles of Merger	Recitals
Blue Sky Laws	§ 3.05(b)
Break-Up Fee	§ 8.02(b)
Cash Consideration	§ 2.06(a)
Certificate	§ 2.06(a)
Closing	§ 2.02
Closing Date	§ 2.02
Code	§ 2.08(e)
Company	Preamble
Company Disclosure Schedule	Article III
Company Lease	§ 3.12(h)
Company Material Contract	§ 3.16
Company Property	§ 3.12(a)(i)
Company Recommendation	§ 6.01
Company Stockholders’ Meeting	§ 6.01
Company Title Insurance Policy	§ 3.12(c)
Confidentiality Agreement	§ 6.03(b)
Counsel’s Gross Income Opinion	§ 8.04(a)
Counsel’s Ruling Letter	§ 8.04(a)
Department	§ 2.02
Dissenting Stockholders	§ 2.06(a)
Drop Dead Date	§ 8.01(b)(iii)
Effective Time	§ 2.02
Environmental Permits	§ 3.15(b)
Exchange Agent	§ 2.08(b)(i)
Exchange Fund	§ 2.08(b)(i)
Excluded Shares	§ 2.06(a)
GAAP	§ 3.07(c)
Governmental Authority	§ 3.05(b)

Defined Term	Location of Definition
Indemnified Parties	§ 6.06(b)
Law	§ 3.05(a)
Lease Documents	§ 3.12(a)(ii)
Leased Properties	§ 3.12(a)(ii)
Merger	Recitals
Merger Consideration	§ 2.06(a)
MGCL	Recitals
NYSE	§ 2.08(g)
Order	§ 7.01(c)
Parent	Preamble
Parent Common Stock	§ 2.06(a)
Parent Disclosure Schedule	Article IV
Parent Employee Plan	§ 4.11(a)
Parent Leased Properties	§ 4.12
Parent Preferred Stock	§ 4.03
Parent Properties	§ 4.12
Parent Property Owners	§ 4.12
Parent Rights	§ 4.03
Parent SEC Reports	§ 4.08(a)
Parent Significant Subsidiary	§ 4.02
Paying Party	§ 8.04(a)
PCB	§ 3.15(h)
Permits	§ 3.06
Permitted Encumbrances	§ 3.12(a)(i)
Preferred Stock	§ 3.03(a)
Property Restrictions	§ 3.12(a)(i)
Prospectus/Proxy Statement	§ 3.11
Purchaser	Preamble
Qualifying Income	§ 8.04(a)
Receiving Party	§ 8.04(a)
REIT	Preamble
S-4 Registration Statement	§ 3.11
Sarbanes-Oxley Act	§ 3.07(a)
SEC Reports	§ 3.07(a)
Significant Subsidiary	§ 3.02
Stock Consideration	§ 2.06(a)
Specified REIT Requirements	§ 8.04(a)
Surviving Corporation	§ 2.03

Defined Term	Location of Definition
Surviving Corporation Bylaws	§ 2.04(b)
Surviving Corporation Charter	§ 2.04(a)
Uncertificated Share	§ 2.06(a)

ARTICLE II

THE MERGER

SECTION 2.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company shall be merged with and into Purchaser in accordance with the MGCL.

SECTION 2.02. Closing; Effective Time. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.01, and subject to the satisfaction or waiver (where applicable) of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, at 10:00 a.m., New York time, on such date as the Company and Parent shall mutually agree following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or if the parties do not so agree, on the third Business Day following satisfaction of such conditions or (b) at such other place, date or time as may be mutually agreed in writing by the parties. The date of the Closing is referred to herein as the “Closing Date.” At the Closing, the parties hereto shall cause the Articles of Merger to be filed with, delivered in the manner required by the MGCL to, and accepted for record by, the Maryland State Department of Assessments and Taxation (the “Department”) and shall make all other filings and recordings required under the MGCL. The “Effective Time” shall be the later of (a) the date and time of the acceptance for record of the Articles of Merger with the Department or (b) such later time as may be agreed by each of the parties hereto and specified in the Articles of Merger.

SECTION 2.03. Effect of the Merger. As a result of the Merger, the separate corporate existence of the Company shall cease and the Purchaser shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the MGCL. Without limiting the generality of the foregoing, but subject to the terms and conditions of this Agreement, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 2.04. Charter; Bylaws. (a) At the Effective Time, the Articles of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation (the “Surviving Corporation Charter”) until thereafter amended as provided by Law and such Articles.

(b) At the Effective Time, the Bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation (the “Surviving Corporation Bylaws”) until thereafter amended as provided by Law, the Surviving Corporation Charter and such Bylaws.

SECTION 2.05. Directors and Officers. The directors and officers of Purchaser immediately prior to the Effective Time and such others as Parent shall have designated, if any, shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed and qualify or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws.

SECTION 2.06. Conversion of Securities. At the Effective Time, as a result of the Merger and without any further action on the part of the Company, Parent, Purchaser or any holder of any capital stock of the Company, Parent or Purchaser:

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Parent, Purchaser or any other direct or indirect wholly-owned Subsidiary of Parent, shares that are owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties, and shares that are owned by stockholders (“Dissenting Stockholders”) who have properly made and not properly withdrawn a demand for appraisal rights pursuant to Title 3, Subtitle 2 of the MGCL (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into, and become exchangeable for (i) $11.1293 in cash (the “Cash Consideration”) and (ii) a number of shares of common stock, par value $1.00 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (the “Stock Consideration” and, together with the Cash Consideration, as the case may be, the “Merger Consideration”). At the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and (x) each share of Company Common Stock represented by a certificate (each, a “Certificate”) (other than those representing Excluded Shares) shall thereafter represent only the right to receive, upon the surrender of such Certificate, the Merger Consideration and (y) each holder of shares of Company Common Stock not represented by a Certificate (each, an “Uncertificated Share”) (other than those representing Excluded Shares) shall thereafter only have the right to receive the Merger Consideration, in each case, together with the right, if any, to receive pursuant to Section 2.08(g) cash in lieu of fractional shares into which such shares of Company Common Stock have been converted pursuant to this Section 2.06(a) and any dividends or other distributions pursuant to Section 2.08(i).

(b) Each Excluded Share (other than shares owned by Dissenting Stockholders) outstanding immediately prior to the Effective Time shall be automatically canceled without any conversion thereof, and no payment or distribution shall be made hereunder with respect thereto, and each Certificate formerly representing shares of Company Common Stock held by a Dissenting Stockholder shall thereafter represent only (and each

Dissenting Stockholder owning Uncertificated Shares shall thereafter only have) the right to receive the payment set forth in Section 2.07; and

(c) Each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time, shall remain outstanding and unchanged after the Effective Time and shall constitute all of the issued and outstanding equity interests of the Surviving Corporation after the Effective Time.

SECTION 2.07. Appraisal Rights. Stockholders of the Company objecting to the Merger will be entitled to demand and receive payment of the fair value of their shares of Company Common Stock from the Surviving Corporation, provided they comply with the requirements of Title 3, Subtitle 2 of the MGCL. No Person who has properly made a demand for appraisal rights pursuant to Title 3, Subtitle 2 of the MGCL shall be entitled to receive shares of Parent Common Stock or cash in lieu of fractional shares thereof or any dividends or other distributions pursuant to this Article II unless and until the holder thereof shall have effectively withdrawn or lost such holder’s right to appraisal under the MGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Title 3, Subtitle 2 of the MGCL with respect to shares of Company Common Stock owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable law received by the Company relating to its stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal by Dissenting Stockholders under the MGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals, offer to settle or settle any such demands or approve any withdrawal of any such demands.

SECTION 2.08. Exchange. (a) [Intentionally omitted.]

(b) Exchange Procedures.

(i) At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent, with the Company’s prior approval, which shall not be unreasonably withheld or delayed (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, certificates representing the shares of Parent Common Stock, cash in immediately available funds in an amount necessary to pay the Cash Consideration and any dividends or other distributions with respect to the Parent Common Stock to be issued or paid pursuant to Sections 2.06 and 2.08(i) in exchange for outstanding shares of Company Common Stock (upon due surrender of the Certificate(s) if applicable) pursuant to the provisions of this Article II (such cash and certificates for shares of Parent Common Stock, together with the amount of any dividends or other distributions payable with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement; provided that the Exchange Agent shall invest the Exchange Fund (if at all) only in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively, as directed by Parent. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.06(a) shall be promptly returned by the Exchange Agent to Parent.

(ii) Promptly (but in no event later than five (5) Business Days) after the Effective Time, the Surviving Corporation shall if applicable cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock (other than holders of Excluded Shares) notice advising such holders of the effectiveness of the Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof, as provided in Section 2.08(d) or appropriate guarantee of delivery of such Certificate by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program) and instructions for surrendering the Certificates to the Exchange Agent. Upon the surrender of a Certificate (or delivery of affidavits of loss in lieu thereof as provided in Section 2.08(d) or notices of guaranteed delivery as described above) to the Exchange Agent (if applicable) in accordance with the terms of such transmittal materials (or, in the case of Uncertificated Shares, at or promptly following the Effective Time) the holder of such Certificate (or of any Uncertificated Share) shall be entitled to receive in exchange therefore (x) a certificate representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article II and (y) a check in an amount (after giving effect to any required tax withholdings as provided in Section 2.08(e)) equal to the sum of (A) the Cash Consideration, (B) any cash in lieu of fractional shares and (C) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered (or Uncertificated Shares) shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or otherwise with respect to Uncertificated Shares.

(c) If the Merger Consideration is to be delivered to a Person other than the Person in whose name the surrendered Certificate formerly evidencing shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of delivery that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such delivery shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable.

(d) If any holder of shares of Company Common Stock is unable to surrender such holder’s Certificates because such Certificates have been lost, mutilated or destroyed, such holder may deliver in lieu thereof an affidavit in form and substance and with surety reasonably satisfactory to the Surviving Corporation.

(e) The Exchange Agent on behalf of Parent and the Surviving Corporation shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement in respect of shares of Company Common Stock such amount as it reasonably determines is required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended through the date hereof (the “Code”). To the extent that amounts are so withheld, such withheld amounts shall be treated for purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made. The Exchange Agent shall promptly pay any amounts so withheld to the Internal Revenue Service or applicable state taxing authorities.

(f) In the event of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as the case may be), reorganization, recapitalization or other like change with respect to Company Common Stock or Parent Common Stock, as the case may be, occurring (or for which a record date is established) after the date hereof and prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted to reflect fully such event.

(g) No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or cancellation of Uncertificated Shares pursuant to Section 2.06(a), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder and all Uncertificated Shares that have been cancelled pursuant to Section 2.06(a)) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the weighted average of the per share closing prices of Parent Common Stock on The New York Stock Exchange (the “NYSE”) Composite Transactions Reporting System during the ten consecutive trading days ending two trading days prior to the Effective Time.

(h) At any time following the sixth month after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds which had been made available to the Exchange Agent and not disbursed to holders of shares of Company Common Stock (including all interest and other income received by the Exchange Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them or cancellation of Uncertificated

Shares held by them pursuant to Section 2.06(a). Notwithstanding the foregoing, neither Parent, the Company, the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such share of Company Common Stock to a public official pursuant to any abandoned property, escheat or other similar Law. Any amounts remaining unclaimed by such holders five years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Government Authority) shall become, to the extent permitted by applicable Law and public policy, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(i) All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. In the case of shares of Company Common Stock represented by Certificate(s) only, no dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavits of loss in lieu thereof as provided in Section 2.08(d)) is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate (or affidavits of loss in lieu thereof as provided in Section 2.08(d) or notice of guaranteed delivery as described above), or in the case of Uncertificated Shares, the cancellation of such shares in accordance with Section 2.06(a), there shall be issued and/or paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender or cancellation, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time but with a payment date subsequent to surrender.

(j) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by applicable Law.

(k) It is intended that, in the case of Uncertificated Shares, the Exchange Agent shall issue at or promptly following the Effective Time the consideration set forth in Section 2.08(b)(ii) with respect to such shares without action by the holders thereof. The parties hereto shall make appropriate adjustments to this Section 2.08 to the extent reasonably necessary to effect such issuance.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule that has been prepared by the Company and delivered by the Company to Parent in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule with respect to any section or subsection of this Article III shall be deemed disclosure with respect to any other section or subsection of this Article III to the extent such relationship is reasonably inferable, provided that nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company made herein), or as disclosed in SEC Reports filed with, or furnished to, as applicable, the SEC prior to the date of this Agreement, the Company hereby represents and warrants to Parent that:

SECTION 3.01. Organization and Qualification; Subsidiaries. (a) Each of the Company and each Significant Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other business entity power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. With respect to each Subsidiary of the Company, other than a Significant Subsidiary, each such Subsidiary is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other business entity power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except for any such failure to be so organized, validly existing or in good standing or to have such power or authority as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation, limited liability company or partnership, as the case may be, to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

(b) Section 3.01(b) of the Company Disclosure Schedules sets forth a list (true and complete in all material respects with respect to the following clauses (i) and (ii) and true and complete with respect to the following clause (iii)) of: (i) each Subsidiary of the Company, (ii) the jurisdiction of incorporation or organization of such Subsidiary and (iii) the percentage of the outstanding capital stock or other equity interests of such Subsidiary owned directly or indirectly by the Company. Other than the Company’s Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person.

SECTION 3.02. Articles of Incorporation and Bylaws. The Company has heretofore made available to Parent a complete and correct copy of the Company Charter and the

Company’s Bylaws and the Articles of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of (i) each Subsidiary of the Company that is a “significant subsidiary” of the Company as determined pursuant to Rule 1-02(w) of Regulation S-X of the SEC, but substituting 20% for each reference to 10% therein (a “Significant Subsidiary”) and (ii) each Subsidiary of the Company that is a “Taxable REIT Subsidiary” under Section 856 of the Code. Such Company Charter, Articles of Incorporation, Bylaws or equivalent organizational documents are in full force and effect. Neither the Company nor any Significant Subsidiary is in violation (in the case of any Significant Subsidiary, in any material respect) of any of the provisions of the Company Charter, its Articles of Incorporation, Bylaws or equivalent organizational documents.

SECTION 3.03. Capitalization. (a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock, 3,000,000 shares of preferred stock, no par value (“Preferred Stock”), and 103,000,000 Excess Shares. As of April 30, 2006, 264,191,182 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and no shares of Company Common Stock have been issued since such date. As of the date hereof, no shares of Preferred Stock and no Excess Shares are issued and outstanding. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries or obligating the Company or any such Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or such Subsidiary. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of such Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any such Subsidiary or any other Person.

(b) Each outstanding share of capital stock of, or other equity interest in, each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable, and each such share or other equity interest is owned, directly or indirectly, by the Company free and clear of any Liens, restrictions on transfer, preemptive rights and rights of first refusal.

SECTION 3.04. Authority Relative to this Agreement. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the Company Stockholder Approval and the filing and recordation of appropriate merger documents as required by the MGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

(b) Each of the Company Board and the Special Committee, at a meeting duly called and held, (i) determined that the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the Company and its stockholders, and approved this Agreement and the transactions contemplated hereby, including the Merger, (ii) directed that this Agreement, the Merger and the other transactions contemplated hereby be submitted to the stockholders of the Company for their approval and resolved to recommend that the stockholders of the Company vote in favor of the Merger and such other matters and (iii) if and to the extent necessary, adopted a resolution having the effect of causing, or have taken all other reasonable steps to cause, the parties hereto not to be subject to the Maryland Business Combination Act and Control Share Acquisition Act.

SECTION 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, and the consummation of the transactions contemplated hereby by the Company will not, (i) conflict with or violate the Company Charter or Bylaws or other equivalent organizational documents of the Company or any of its Subsidiaries, (ii) assuming that all consents, approvals and other authorizations described in Section 3.05(b) have been obtained and that all filings and other actions described in Section 3.05(b) have been made or taken, conflict with or violate any statute, law, regulation, judgment or decree (“Law”) applicable to the Company or any of its Subsidiaries or by which any property or assets of the Company or such Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or such Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any such Subsidiary is a party or by which the Company or such Subsidiary or any property or asset of the Company or such Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States government, regulatory authority, or any court, tribunal or judicial body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act and state securities or “blue sky” laws (“Blue Sky Laws”), (ii) as specified in Section 3.05(b) of the Company Disclosure Schedule, (iii) for the filing and recordation of appropriate merger documents as required by the MGCL and (iv) for where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

SECTION 3.06. Permits; Compliance. Each of the Company and its Subsidiaries is in possession of all licenses, permits and approvals of any Governmental Authority necessary for each of the Company or such Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. No suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. The business of the Company and its Subsidiaries has not, since January 1, 2004, been, and is not being, conducted in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or such Subsidiary or by which any property or asset of the Company or such Subsidiary is bound or affected, or (b) any contract, Permit or other instrument or obligation to which the Company or such Subsidiary is a party or by which the Company or such Subsidiary or any property or asset of the Company or such Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

SECTION 3.07. SEC Filings; Financial Statements. (a) The Company has filed or furnished, as applicable, all forms, reports and documents required to be filed or furnished by it with the SEC since December 31, 2004 (the “SEC Reports”). The SEC Reports (i) were prepared or will be prepared in all material respects in accordance with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not or will not, at the time of filing or furnishing, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the SEC Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, when so filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the SEC Reports.

(b) Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its “Affiliates” (as defined in Rule 405 promulgated under the Securities Act) has made, arranged or modified (in any material way) any extension of credit in the form of a personal loan to any executive officer or director of the Company.

(c) The Company maintains (i) disclosure controls and procedures (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and (ii) a system of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) which includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information (and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting) and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and the audit committee since December 31, 2004 and (ii) any communication since December 31, 2004 made by management or the Company’s auditors to the audit committee required or contemplated by the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since December 31, 2004, no material written complaints from any source regarding questionable accounting, internal accounting controls or auditing matters have been received by the Company. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, material breach of fiduciary duty or similar material violation by the Company or any of its officers, directors or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Company Board or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act.

(d) Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in, or incorporated by reference into, the SEC Reports was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes and schedules thereto) and each fairly presents, or in the case of SEC Reports filed after the date hereof, will fairly present in all material respects the consolidated financial position, results of operations and cash flows of the

Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

SECTION 3.08. Absence of Certain Changes or Events. Since December 31, 2005, except as contemplated by this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in the Ordinary Course, (b) there has not been any Effect that, individually or in the aggregate, has had or would reasonably be likely to have a Material Adverse Effect with respect to the Company, and (c) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without the consent of Parent, would constitute a material breach of the covenants set forth in Section 5.01.

SECTION 3.09. Absence of Litigation; Liabilities. There is no litigation, action or proceeding (an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, before any Governmental Authority or arbitrator that (a) would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company or (b) seeks to materially delay or prevent the consummation of any of the transactions contemplated hereby. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances of which the Company has Knowledge that could reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, including those relating to environmental and occupational safety and health matters, except for those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect with respect to the Company or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries nor any property or asset of the Company or such Subsidiary is subject to any continuing order of, or consent decree, settlement agreement or similar written agreement with, any Governmental Authority or arbitrator, or any order, judgment, injunction or decree of any Governmental Authority or arbitrator that would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

SECTION 3.10. Employees and Employee Benefit Plans. Neither the Company nor any of its Subsidiaries has any common law employees or has any independent contractors or consultants who may be reclassified as common law employees. Neither the Company nor any of its Subsidiaries maintains, sponsors, participates in, or contributes to or has any liability under or with respect to any Employee Plan.

SECTION 3.11. Prospectus/Proxy Statement and Information Supplied. The proxy statement to be sent to the stockholders of the Company in connection with the Company Stockholders’ Meeting (as it may be amended or supplemented, the “Prospectus/Proxy Statement”) shall not at the date the Prospectus/Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company

Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. The information supplied by the Company for inclusion or incorporation by reference in the Registration Statement on Form S-4 registering the issuance of shares of Parent Common Stock in the Merger (the “S-4 Registration Statement”) shall not, at the date when the S-4 Registration Statement (or any amendment or supplement thereto) becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent, Purchaser or any of Parent’s or Purchaser’s representatives for inclusion or incorporation by reference in the Prospectus/Proxy Statement or the S-4 Registration Statement. The Prospectus/Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

SECTION 3.12. Property and Leases. (a) (i) Section 3.12(a)(i) of the Company Disclosure Schedule sets forth a correct and complete list and address of all interests in real property owned by the Company and its Subsidiaries as of the date of this Agreement (all such interests in real property, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as “Company Property” and collectively referred to herein as the “Company Properties”). The Company and its Subsidiaries own fee simple title or leasehold title, as applicable, to each of the Company Properties, in each case free and clear of any Liens, or title defects, contractual restrictions, covenants or reservations of interests in title, restrictions, rights of first refusal, encroachments and any other burden or option (collectively, “Property Restrictions”), except for (i) Permitted Liens, (ii) Property Restrictions imposed or promulgated by Law or by any Governmental Authority and (iii) such other Property Restrictions that are shown in the Company Title Insurance Policies and as set forth in the Lease Documents, provided that such Permitted Liens and Property Restrictions are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect with respect to the Company (such matters in clauses (i), (ii) and (iii) above, collectively, “Permitted Encumbrances”). Neither the Company nor any of its Subsidiaries has Knowledge that the Company or the applicable Subsidiary has violated any covenants, conditions, easements or restrictions of record affecting any of the Company Properties, which violation has not been cured and, if not cured, would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

(ii) Section 3.12(a)(ii) of the Company Disclosure Schedule lists each material parcel of real property leased (including ground leases) or subleased as of the date of this Agreement by the Company and any of its Subsidiaries (collectively, the “Leased Properties”). The Company and the applicable Subsidiary owns a valid leasehold interest in the Leased Properties, subject to and as disclosed in the applicable Company Title Insurance Policy, provided that nothing contained therein is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect with respect to the Company. True, correct and complete copies of all leases and each material amendment or other material modifications thereto concerning the Leased Properties (“Lease Documents”) have been made available to Parent. Each of the Lease Documents is valid, binding and in full force and effect as against the Company or the applicable Subsidiary and, to the Knowledge of the Company, as against the other party thereto and none of the Company or any of its Subsidiaries is in breach or default of any such Lease Document, except, in each case, as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. All material payments required to have been made under the Lease Documents by the Company or any of its Subsidiaries have been made. Except in accordance with the terms of the relevant Lease Document, neither the Company nor any of its Subsidiaries has exercised any option or right to terminate, renew or extend or otherwise affect the rights or obligations of the tenant under any Leased Properties, and no consent of any party is necessary for Parent and its Subsidiaries and affiliates to legally occupy each Leased Property.

(b) The Company and its Subsidiaries have good, valid and sufficient title to all the material personal and non-real properties and assets reflected in their books and records as being owned by them, free and clear of all Liens, except for Permitted Liens.

(c) Valid ALTA owner’s policies of title insurance (each a “Company Title Insurance Policy”) have been issued insuring, as of the effective date of each such Company Title Insurance Policy, the Company’s or the applicable Subsidiary’s (whether directly or as a successor-in-interest) fee simple or leasehold title to the Company Properties, subject only to Permitted Encumbrances, and to the Company’s Knowledge, such policies are, at the date hereof, valid and in full force and effect and no written claim has been made against any such policy. To the Company’s Knowledge, no Company Title Insurance Policy contains what is commonly referred to as a standard survey exception (i.e. any state of facts which an accurate survey would show). A correct and complete copy of each Company Title Insurance Policy has been previously made available to Parent.

(d) Section 3.12(d) of the Company Disclosure Schedule sets forth each contract to which the Company or its Subsidiaries are a party as of the date of this Agreement (i) for the acquisition, option to acquire, development or construction of any Company Property or any other real property that may result in total payments by or liability of the Company or any such Subsidiary in excess of $10,000,000 or (ii) for the disposition or the option to sell (by merger, purchase, or sale of assets or stock or otherwise) of any Company Property or any other real property for consideration in excess of $10,000,000.

(e) The Company and its Subsidiaries have obtained all required certificates, permits and licenses from any Governmental Authority having jurisdiction over any of the Company Properties, all of which are in full force and effect, except for such failures to obtain, to have in full force and effect or to renew, which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company; there is no pending written threat of modification or cancellation of any of same, which would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company; and there is no physical damage to any Company Properties to an extent which would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

(f) (i) No condemnation or rezoning proceedings are pending or, to the Company’s Knowledge, threatened with respect to any of the Company Properties, and (ii) no Laws including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation have been violated for any Company Property, or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the Company Properties or by the continued maintenance, operation or use of the parking areas located thereon or appurtenant thereto or used in connection therewith, in the case of clauses (i) and (ii) above, which would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

(g) All work required to be performed, payments required to be made and actions required to be taken prior to the date of this Agreement pursuant to any application, submission or agreement the Company or any Subsidiary of the Company has entered into with a Governmental Authority in connection with a site approval, zoning reclassification or other similar action relating to any Company Properties (e.g., local improvement district, road improvement district, environmental compliance and environmental remediation, abatement and/or mitigation) have been and are being performed, paid or taken, as the case may be, in accordance with said application, submission or agreement and with applicable Laws, other than those where the failure to perform, pay or take would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

(h) Section 3.12(h) of the Company Disclosure Schedule sets forth a correct and complete list as of the date of this Agreement of each lease, ground lease or other occupancy agreement pursuant to which the Company or any of its Subsidiaries, as a landlord, leases any Company Property and which lease is for more than 100,000 square feet and is for a duration of six months or more (individually, “Company Lease” and collectively, “Company Leases”). Each Company Lease is in full force and effect and is valid, binding and enforceable in accordance with its terms against (a) the Company or a Subsidiary of the Company and (b) to the Knowledge of the Company, the other parties thereto, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. Except as listed in Section 3.12(h) of the Company Disclosure Schedule, or as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company, the Company and its Subsidiaries have performed all obligations required to be performed by it to date under each of the Company Leases and neither the Company nor any of its Subsidiaries is in default under any Company Lease, which default, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect with respect to the Company (and to the Company’s Knowledge, no event has occurred which, with due notice or lapse of time or both, would constitute such a default). The Company has made available to Parent a correct and complete copy of each Company Lease and all material amendments or material modifications thereto. Section 3.12(h) of the Company Disclosure Schedule includes any

Company Lease which has been executed for which the term has not yet commenced. With respect to each Company Lease, Section 3.12(h) of the Company Disclosure Schedule sets forth (i) the name of the tenant, (ii) the expiration date and (iii) the base rent.

(i) All rent and other amounts due under the Company Leases have been properly calculated and billed to tenants in all respects pursuant to the Company Leases, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

(j) Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company and except as set forth in the Company Title Insurance Policies and the Lease Documents, as of the date of this Agreement neither the Company nor any of its Subsidiaries has granted any unexpired option agreements or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any third party to purchase or otherwise acquire a Company Property, which, in each case, would be triggered by the Merger.

(k) The Company has not received any notices from lenders or insurance carriers requiring material repairs or other material alterations to Company Properties which have not been completed as of the date of this Agreement.

(l) None of the Company Properties are managed by the Company or a Subsidiary of the Company.

(m) The material improvements on each parcel of Company Property have legal and valid access to such sewer, water, gas, electric, telephone and other utilities as are necessary to allow the business of the Company and each of its Subsidiaries operated thereon to be operated in the Ordinary Course, except where the failure to have such access, individually or in the aggregate, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. The major structural elements of the improvements comprising the Company Property, including, mechanical, electrical, heating, ventilation, air conditioning or plumbing systems, elevators or parking elements, are in sufficiently good condition (except for ordinary wear and tear) to allow the business of the Company and its Subsidiaries to be operated in the Ordinary Course, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. No material Company Property is located in a special flood hazard area designated by any Governmental Authority. Each Company Property has sufficient parking that complies with all applicable Law (including variances and legal non-conforming approvals) except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. Each of the Company Properties is an independent property that does not rely on any facilities (other than public facilities, public roads and off-site parking) located in any real property which is not a Company Property to fulfill any requirement of any Governmental Authority or for the furnishing to such Company Property of any essential building system or utility, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

SECTION 3.13. Intellectual Property. (a) Other than with respect to software programs that are commercially available on a general basis, the Company and its Subsidiaries own, license or otherwise possess legally enforceable rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries, except where the failure to own, license or have rights to use such Intellectual Property would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

(b) Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company, (i) all patents, patent applications and registrations and applications for registered trademarks, service marks and copyrights which are held by the Company or any of its Subsidiaries are valid and subsisting and (ii) the Company and its Subsidiaries have taken reasonable measures to protect the proprietary nature of the Intellectual Property owned by the Company or any of its Subsidiaries. No other Person is infringing, violating or misappropriating any of the Intellectual Property owned or used by the Company or any of its Subsidiaries, except for infringements, violations or misappropriations which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. To the Company’s Knowledge, the Company has not infringed or otherwise violated the Intellectual Property of any third party during the five (5) year period immediately preceding the date of this Agreement.

SECTION 3.14. Taxes.

(a) All Tax Returns (as hereinafter defined) and all other material Tax Returns required to be filed by or on behalf of the Company or any of its Tax Subsidiaries have been properly and timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns, as amended, are accurate and complete in all material respects. Except as and to the extent publicly disclosed by the Company in the SEC Reports, (i) all Taxes payable by or on behalf of the Company or any of its Tax Subsidiaries (whether or not shown in a Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and (ii) adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith. Neither the Company nor any of its Tax Subsidiaries has executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any Tax matter is currently in force and to the Knowledge of the Company, no request for any such waiver or extension is currently pending.

(b) (i) The Company for all taxable years commencing in 1999, the year in which the Company first made a REIT tax election, through the most recent December 31, has elected to be subject to taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) the Company has operated, and intends to continue to operate, in such a manner as to qualify as a REIT for the taxable year of this Agreement and, if different, the taxable year in which the Merger becomes effective, (iii) if the taxable year of the Company were to close on the date of the Closing, the Company would have satisfied all requirements to qualify as a REIT for such year end and (iv) to the Company’s Knowledge, no challenge to the Company’s status as a REIT is pending or threatened. Each Company Tax Subsidiary that is a partnership, joint venture, or limited liability company (i) has been since its formation and continues to be treated for federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation and (ii) has not since the later of the date of its formation or the acquisition by the Company of a direct or indirect interest therein, owned any assets that would cause the Company to violate the requirements of Section 856(c)(4) of the Code. Each Company Tax Subsidiary that is a corporation has been since the later of the date of its formation or the date on which such Company Tax Subsidiary became a Company Tax Subsidiary a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code a “Taxable REIT subsidiary” pursuant to Section 856(l) of the Code. Neither the Company nor any of its Tax Subsidiaries holds any assets the disposition of which would be subject to rules similar to Section 1374 of the Code, including as a result of (A) an election under IRS Notice 88-19 or Treasury Regulations Section 1.337(d)-5 or Section 1.337(d)-6 or (B) the application of Treasury Regulations Section 1.337(d)-7.

(c) No audit or other proceeding by any taxing authority is pending with respect to any Taxes due from or with respect to the Company or any Company Tax Subsidiary, nor is there any material dispute with respect to any liability for Taxes of the Company or any Company Tax Subsidiary either claimed or raised.

(d) The Company and its Tax Subsidiaries (i) have complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes; and (ii) have duly and timely withheld from any compensation payable and from distributions to any stockholder or payments to any creditor and have paid over to the appropriate taxing authorities all amounts required to be withheld and paid over on or prior to the due date thereof under all applicable Laws.

(e) Neither the Company nor any of its Tax Subsidiaries has received notice from any taxing authority in a jurisdiction in which the Company or such Company Tax Subsidiary does not file a Tax Return stating that the Company or such Company Tax Subsidiary is or may be subject to taxation by that jurisdiction.

(f) Neither the Company nor any of its Tax Subsidiaries (i) is a party to any Tax sharing or similar agreement or arrangement, other than any agreement or arrangement between the Company and any of its Tax Subsidiaries, pursuant to which it will have any obligation to make any payments after the Closing and (ii) has any material liability for the Taxes of any Person other than the Company and its Tax Subsidiaries (x) under Treasury Regulation §1.1502-6 (or similar provision of state, local or foreign law), (y) as transferee or successor or (z) by contract.

(g) As of the date of this Agreement, neither the Company nor any of its Tax Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(h) Neither the Company nor any of its Tax Subsidiaries has engaged in any transaction that has given rise to or could be reasonably expected to give rise to a disclosure obligation as a “listed transaction” under Section 6011 of the Code and the regulations promulgated thereunder. The Company and all of its Tax Subsidiaries have complied with all obligations applicable to the Company or the relevant Company Tax Subsidiary under Sections 6111 and 6112 of the Code.

(i) Neither the Company nor any of its Subsidiaries has entered into any Prohibited Transaction (as defined in Section 857 of the Code).

SECTION 3.15. Environmental Matters. Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company:

(a) each of the Company and its Subsidiaries is and has been, and at all times during the Company’s and each of its Subsidiaries’ ownership and operation of the Company Properties, the Company Properties are and have been in compliance with Environmental Laws;

(b) each of the Company and its Subsidiaries has obtained and currently possesses and maintains in good standing, and in compliance with the terms and subject to the conditions thereof, all Permits required by Environmental Laws (collectively, “Environmental Permits”) in connection with their ownership of the Company Properties or the development by the Company or its Subsidiaries of the Company Properties (provided that no representation or warranty is made with respect to any permit required to be obtained by any lessee of a Company Property or any Person other than the Company or its Subsidiaries with respect to the conduct of business on the Company Properties);

(c) none of the Company or any of its Subsidiaries or real property currently owned, leased or operated by the Company or its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened Environmental Claim;

(d) none of the Company or any of its Subsidiaries has generated, arranged for the disposal of or otherwise caused to be disposed of any Hazardous Material at any off-site location with respect to which they have received notice of any investigation, monitoring, cleanup, removal, remediation or other response action;

(e) no release or disposal of Hazardous Material has occurred on any currently-owned Company Property or other property owned, leased or operated by the Company or any of its Subsidiaries that was in violation of or required investigation, monitoring, cleanup, removal, remediation or other response actions under Environmental Laws;

(f) except as permitted by Law, and to the Knowledge of the Company, there are no wetlands (as that term is defined in Section 404 of the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1254, and applicable state laws) at any of the Company Properties that would affect current development, nor is any Company Property subject to any current or, to the Knowledge of the Company, threatened environmental deed restriction, use restriction, institutional or engineering control or order or agreement with any Governmental Authority or any other restriction of record;

(g) except as reflected in the Company’s consolidated financial statements, no capital expenditures are presently required to maintain or achieve compliance with Environmental Laws;

(h) to the Knowledge of the Company, except as permitted by Law, there are no underground storage tanks, polychlorinated biphenyls (“PCB”) or PCB-containing equipment, except for PCB or PCB-containing equipment owned by utility companies, or friable asbestos or asbestos-containing materials at any Company Property;

(i) there have been no material incidents of water damage or visible evidence of mold growth at any of the Company Properties that have not been corrected or repaired;

(j) except for customary terms in favor of lenders in mortgages and trusts, none of the Company or its Subsidiaries has assumed any liability of or duty to indemnify or pay contribution to any other party for any claim, damage or loss arising out of any Hazardous Material or pursuant to any Environmental Law;

(k) no filing, notification or other submission to any Governmental Authority or any approval from any Governmental Authority is required under any Environmental Law for the execution of this Agreement or for the consummation of the Merger or any of the other transactions contemplated hereby; and

(l) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any request for information from any Governmental Authority, pursuant to Section 104(e) of CERCLA or any similar Environmental Law.

The Company and its Subsidiaries have made available to Parent all material environmental audits, reports and other material environmental documents and reports in their possession or control relating to their current owned or operated properties, facilities or operations.

SECTION 3.16. Material Contracts. The Company has filed with the SEC copies of all material contracts that were required to be filed with the SEC Reports. Such contracts filed or required to be filed (other than the Company Leases) are herein referred to as “Company Material Contracts”. Each Company Material Contract is valid and binding in all material respects on the Company or its applicable Subsidiary (as the case may be) that is a party thereto and, to the Company’s Knowledge, each other party thereto, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity). None of the Company and its Subsidiaries has received any claim of default of any material provision under or cancellation of any Company Material Contract and none of the Company and its Subsidiaries is in breach or violation of, or default of any material provision under, any Company Material Contract. To the Company’s Knowledge, no other party is in breach or violation of, or default under, any material provision of any Company Material Contract; and neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall constitute a default under, or give rise to cancellation rights under, or otherwise adversely affect any of the Company’s material rights under any Company Material Contract.

SECTION 3.17. Insurance. The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries (taking into account the cost and availability of such insurance). All such insurance agreements are listed on Schedule 3.17 of the Disclosure Schedule.

SECTION 3.18. Affiliate Transactions. There are no contracts, commitments, agreements, arrangements or other transactions between the Company or its Subsidiaries, on the one hand, and any (i) present or former officer or director of the Company or any of their immediate family members (including their spouses), (ii) affiliate of any such officer, director, family member or beneficial owner or (iii) the Advisor or any of its affiliates or any present or former officer or director of any such entity or any of their immediate family members (including their spouses), on the other hand.

SECTION 3.19. Brokers. No broker, finder or investment banker (other than Banc of America Securities, LLC and Houlihan Lokey Howard & Zukin ) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which such entities are entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

SECTION 3.20. Opinion of Financial Advisor. The Special Committee and the Company Board have received an opinion of Banc of America Securities, LLC to the effect that, as of the date of this Agreement and subject to the various assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders. The Special Committee has received an opinion of Houlihan Lokey Howard & Zukin to the effect that, as of the date of this Agreement and subject to the various assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Except as set forth in the disclosure schedule that has been prepared by Parent and delivered by Parent to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule with respect to any section or subsection of this Article IV shall be deemed disclosure with respect to any other section or subsection of this Article IV to the extent such relationship is reasonably inferable, provided that nothing in the Parent Disclosure Schedule is intended to broaden the scope of any representation or warranty of Parent or Purchaser made herein), or as disclosed in Parent SEC Reports filed with, or furnished to, as applicable, the SEC prior to the date of this Agreement, each of Parent and Purchaser hereby, jointly and severally, represents and warrants to the Company that:

SECTION 4.01. Corporate Organization. Each of Parent and Purchaser and each Parent Significant Subsidiary is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other business entity power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Parent, Purchaser and each Parent Significant Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or partnership, as the case may be, to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent.

SECTION 4.02. Articles of Incorporation and Bylaws. Each of the Parent Charter and Parent’s Bylaws, the Articles of Incorporation and Bylaws of Purchaser and the Articles of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of (i) each Subsidiary of Parent that is a “significant subsidiary” of Parent as determined pursuant to Rule 1-02(w) of Regulation S-X of the SEC, but substituting 20% for each reference to 10% therein (a “Parent Significant Subsidiary”) and (ii) each Subsidiary of Parent that is a “Taxable REIT Subsidiary” under Section 856 of the Code is in full force and effect. Neither Parent nor Purchaser nor any Parent Significant Subsidiary is in violation (in the case of any Parent Significant Subsidiary, in any material respect) of any of the provisions of the Parent Charter, its Articles of Incorporation, Bylaws or equivalent organizational documents.

SECTION 4.03. Capitalization. The authorized capital stock of Parent consists of 750,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock of Parent, $1.00 par value (“Parent Preferred Stock”). As of April 24, 2006, 136,843,121 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and no shares of Parent Common Stock have been issued since such date other than pursuant to the exercise or conversion of Parent Rights. As of April 30, 2006, 4,000,000 shares of Parent Preferred Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and no shares of Parent Preferred Stock have been issued since such date. All shares of Parent Common Stock subject to issuance pursuant to outstanding options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent (“Parent Rights”), including all shares of Parent Common Stock to be issued in the Merger, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable or this Agreement, as the case may be, will be duly authorized, validly issued, fully paid and non-assessable and not subject to, or issued in violation of, any preemptive right purchase option, call option, right of first refusal, subscription or any other similar right. Parent’s Annual Report on Form 10-K for the year ended December 31, 2005 contains an accurate description in all material respects of all outstanding Parent Rights as of December 31, 2005, and no material amount of Parent Rights have been issued since such date other than compensation awards.

SECTION 4.04. Authority Relative to This Agreement. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Purchaser, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the issuance of the Parent Common Stock in the Merger (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the MGCL). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of Parent and Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

SECTION 4.05. No Conflict. The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, and the consummation of the transactions contemplated hereby by Parent and Purchaser will not, (i) conflict with or violate the Articles of Incorporation or Bylaws or other equivalent organizational documents of Parent or Purchaser or any of Parent’s Subsidiaries, (ii) assuming that all consents, approvals and other authorizations described in Section 4.06 have been obtained and that all filings and other actions described in Section 4.06 have been made or taken, conflict with or violate any Law applicable to Parent or Purchaser or any of Parent’s Subsidiaries or by which any property or assets of Parent or Purchaser or such Parent’s Subsidiary is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Purchaser or such Parent’s Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Purchaser or any such Parent’s

Subsidiary is a party or by which Parent or Purchaser or such Parent’s Subsidiary or any property or asset of Parent or Purchaser or such Parent’s Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent or prevent, materially delay or materially impair the consummation of the transactions contemplated hereby.

SECTION 4.06. Consents and Approvals. The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Securities Act, the Exchange Act or Blue Sky Laws, (ii) the filing and recordation of appropriate merger documents as required by the MGCL, (iii) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as modified, to the extent applicable to the transactions contemplated by the Advisor Agreement, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent or prevent, materially delay or materially impair the consummation of the transactions contemplated hereby. No vote of the holders of any class or series of Parent’s capital stock is necessary to approve this Agreement or the Merger, or the Advisor Agreement or the Advisor Merger, and the other transactions contemplated hereby and thereby.

SECTION 4.07. Compliance with Applicable Laws. The business of Parent and its Subsidiaries has not, since January 1, 2004, been, and is not being, conducted in conflict with, or in default, breach or violation of, (a) any Law applicable to Parent or such Subsidiary or by which any property or asset of Parent or such Subsidiary is bound or affected, or (b) any contract, Permit or other instrument or obligation to which Parent or such Subsidiary is a party or by which Parent or such Subsidiary or any property or asset of Parent or such Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent.

SECTION 4.08. SEC Filings; Financial Statements. (a) Parent has filed or furnished, as applicable, all forms, reports and documents required to be filed or furnished by it with the SEC since December 31, 2004 (the “Parent SEC Reports”). The Parent SEC Reports (i) were prepared or will be prepared in all material respects in accordance with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not or will not, at the time of filing or furnishing, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the Parent SEC Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, when so filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the

Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent SEC Reports.

(b) Parent maintains (i) disclosure controls and procedures (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) designed to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents and (ii) a system of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP which includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Parent’s auditors and the audit committee of the Parent Board (x) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to materially adversely affect Parent’s ability to record, process, summarize and report financial information (and has identified for Parent’s auditors and audit committee of the Parent Board any material weaknesses in internal control over financial reporting) and (y) any fraud, whether or not material, that involves management or other employees who have a significant role Parent’s internal control over financial reporting.

(c) Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in, or incorporated by reference into, the Parent SEC Reports was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes and schedules thereto) and each fairly presents, or in the case of Parent SEC Reports filed after the date hereof, will fairly present, in all material respects the consolidated financial position, results of operations and cash flows of Parent and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

SECTION 4.09. Absence of Certain Changes or Events. Since December 31, 2005, there has not been any Effect that, individually or in the aggregate, has had or would reasonably be likely to have a Material Adverse Effect with respect to Parent.

SECTION 4.10. Absence of Litigation; Liabilities. There is no Action pending or, to the Knowledge of Parent, threatened against Parent, Purchaser or any of Parent’s Subsidiaries, or any property or asset of Parent, Purchaser or any of Parent’s Subsidiaries, before any Governmental Authority or arbitrator that (a) would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent or (b) seeks to materially delay or prevent the consummation of any of the transactions contemplated hereby. Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent, there are no obligations or liabilities of Parent, Purchaser or any of Parent’s Subsidiaries, whether or not accrued, contingent or otherwise. Neither Parent nor Purchaser nor any of Parent’s Subsidiaries nor any property or asset of Parent or such Subsidiary is subject to any continuing order of, or consent decree, settlement agreement or similar written agreement with, any Governmental Authority or arbitrator, or any order, judgment, injunction or decree of any Governmental Authority or arbitrator that would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

SECTION 4.11. Employee Benefit Plans. (a) “Parent Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, change in control payments, termination pay, deferred compensation, retirement, pension, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan), that is or has been maintained, contributed to, or required to be contributed to, by Parent, Purchaser or any Subsidiary of Parent for the benefit of any service provider of Parent, Purchaser or any Subsidiary of Parent, or with respect to which Parent, Purchaser or any Subsidiary of Parent has or may have any liability or obligation.

(b) Each Parent Employee Plan complies with its terms and the requirements of applicable Law, including ERISA and the Code, except where the failure to so comply would not have a Material Adverse Effect with respect to Parent.

(c) Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS and each trust established in connection with any Parent Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any such trust.

(d) None of Parent, Purchaser or any Subsidiary of Parent maintains, sponsors or contributes to (nor is required to contribute to) (i) any “multiemployer plan” (within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA) either currently or for the past ten years; (ii) any a “defined benefit plan” (within the meaning of Section 3(35) of ERISA); or (iii) Parent Employee Plan that is subject to the laws of a country other than the United States of America.

(e) Except where any failure or liability with respect to any of the following has not had, and could not reasonably be expected to have a Material Adverse Effect with respect to Parent: (i) none of Parent, Purchaser or any Subsidiary of Parent has engaged in, and to Parent’s Knowledge no fiduciary has engaged in, any “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975(c) of the Code) that could subject Parent, Purchaser or any Subsidiary of Parent to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA; (ii) there are no audits, inquiries or proceedings pending or, to the best knowledge of the Parent, threatened by the IRS, Department of Labor, or any other governmental entity with respect to any Parent Employee Plan.

(f) As of the date hereof, there is no pending or, to the Knowledge of Parent threatened, litigation (other than claims for benefits in the ordinary course) relating to the Parent Employee Plans that would reasonably be expected to have a Material Adverse Effect with respect to Parent;

(g) Except where any failure or liability with respect to any of the following has not had, and could not reasonably be expected to have a Material Adverse Effect with respect to Parent, Parent, Purchaser and any Subsidiary of Parent: (i) are in substantial compliance with all applicable legal requirements with respect to employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees of the Parent, Purchaser or any Subsidiary of Parent; (ii) have withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees of the Parent, Purchaser or any Subsidiary of Parent; (iii) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with the legal requirements applicable to the foregoing; and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees of the Parent, Purchaser or any Subsidiary of Parent (other than routine payments to be made in the normal course of business and consistent with past practice).

SECTION 4.12. Property and Leases. Parent or one of its Subsidiaries (each a “Parent Property Owner”) owns fee simple title to each of the real properties (or the applicable portion thereof) described in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as being owned in fee, as adjusted to reflect purchases and sales since such date (collectively, the “Parent Properties”), and a valid leasehold estate to each of the real properties described as being subject to a lease in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as adjusted to reflect purchases and sales (collectively, the “Parent Leased Properties”), except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent. Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent, (i) the interests of the Parent Property Owners in the Parent Properties and the Parent Leased Properties are good and marketable, and the same are owned free and clear of Liens except for (A) Permitted Liens, (B) Property Restrictions imposed or promulgated by Law or by any Governmental Authority and (C) such other Property Restrictions that are shown in any title insurance policy insuring Parent’s or any of its Subsidiaries’ fee simple or leasehold title to any Parent Property or Parent Leased Property and as set forth in the leases and any material amendment or other material modifications thereto with respect to the Parent Leased Properties, provided that such Permitted Liens and Property Restrictions are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect with respect to Parent, (ii) except in the Ordinary Course, no Parent Property requires any extraordinary capital expenditure by Parent or any of its Subsidiaries, except as required by California Senate Bill 1953, (iii) the execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, violate any Lien on any Parent Property, (iv) to Parent’s Knowledge, no Person is in default under any lease, ground lease or other occupancy agreement pursuant to which Parent or any of its Subsidiaries, as a landlord, leases any Parent Property and (v) as of the date of this Agreement neither Parent nor any of its Subsidiaries has granted any unexpired option agreements or rights of first refusal with respect to the purchase of a Parent Property or any portion thereof or any other unexpired rights in favor of any third party to purchase or otherwise acquire a Parent Property, which, in each case, would be accelerated by the Merger.

SECTION 4.13. Taxes. (a) All Tax Returns and all other material Tax Returns required to be filed by or on behalf of Parent, Purchaser or any of Parent Tax Subsidiaries have been properly and timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns, as amended, are accurate and complete in all material respects. Except as and to the extent publicly disclosed by Parent in the Parent SEC Reports, (i) all Taxes payable by or on behalf of Parent, Purchaser or any of Parent Tax Subsidiaries (whether or not shown in a Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and (ii) adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith. Neither Parent nor Purchaser nor any of Parent Tax Subsidiaries has executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any Tax matter is currently in force and to the Knowledge of Parent, no request for any such waiver or extension is currently pending.

(b) (i) Parent for all taxable years commencing in the year that the Parent first made a REIT tax election, through the most recent December 31, has elected to be subject to taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) Parent has operated, and intends to continue to operate, in such a manner as to qualify as a REIT for the taxable year of this Agreement and, if different, the taxable year in which the Merger becomes effective, (iii) if the taxable year of Parent were to close on the date of the Closing, Parent would have satisfied all requirements to qualify as a REIT for such year end and (iv) to Parent’s Knowledge, no challenge to Parent’s status as a REIT is pending or threatened.

(c) No audit or other proceeding by any taxing authority is pending with respect to any Taxes due from or with respect to Parent, Purchaser or any Parent Tax Subsidiary, nor is there any material dispute with respect to any liability for Taxes of Parent, Purchaser or any Parent Tax Subsidiary either claimed or raised.

(d) Neither Parent nor Purchaser nor any of Parent Tax Subsidiaries has engaged in any transaction that has given rise to or could be reasonably expected to give rise to a disclosure obligation as a “listed transaction” under Section 6011 of the Code and the regulations promulgated thereunder. Parent, Purchaser and all of Parent Tax Subsidiaries have complied with all obligations applicable to Parent, Purchaser or the relevant Parent Tax Subsidiary under Sections 6111 and 6112 of the Code.

(e) Neither Parent nor Purchaser nor any of its Subsidiaries has entered into any Prohibited Transaction (as defined in Section 857 of the Code).

SECTION 4.14. Environmental Matters. Except for such matters that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Parent: (i) Parent and its Subsidiaries are in compliance with all applicable Environmental Laws; (ii) neither Parent nor any of its Subsidiaries has received since January 1, 2003 any written notice from any Governmental Authority or any third party indicating that Parent or any such Subsidiary is in violation of any Environmental Law, which matter has not been resolved; (iii) Parent and its Subsidiaries are not subject to any court order, administrative order or decree arising under any Environmental Law; (iv) no Hazardous Substance has been transported from any of the properties owned or operated by Parent or any of its Subsidiaries, other than as permitted under applicable Environmental Law; (v) to the Knowledge of Parent, except as permitted by Law, there are no underground storage tanks, PCB or PCB-containing equipment, except for PCB or PCB-containing equipment owned by utility companies, or friable asbestos or asbestos-containing materials at any of the properties owned or operated by Parent or any of its Subsidiaries; and (vi) to the Knowledge of Parent, there has been no material incidents of water damage or visible evidence of mold growth at any of the properties owned or operated by Parent or any its Subsidiaries that have not been corrected or repaired.

SECTION 4.15. Material Contracts. Parent has filed with the SEC copies of all material contracts that were required to be filed with the SEC Reports. Such contracts filed or required to be filed, other than Parent leases, are herein referred to as “Parent Material Contracts”. Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent, (i) none of Parent and its Subsidiaries has received any claim of default of any material provision under or cancellation of any Parent Material Contract and none of Parent and its Subsidiaries is in breach or violation of, or default of any material provision under, any Parent Material Contract, (ii) to Parent’s Knowledge, no other party is in breach or violation of, or default under, any material provision of any Parent Material Contract and (iii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall constitute a default under, or give rise to cancellation rights under, or otherwise adversely affect any of Parent’s material rights under any Parent Material Contract.

SECTION 4.16. Insurance. Parent and Parent’s Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent and Parent’s Subsidiaries (taking into account the cost and availability of such insurance).

SECTION 4.17. Affiliate Transactions. Neither Parent nor any of its Subsidiaries is a party to any relationships or transactions of the type described in Item 404 of Regulation S-K of the SEC that has not been disclosed in one or more Parent SEC Reports.

SECTION 4.18. Financing. Parent has, and Parent and Purchaser shall have, sufficient funds to permit Parent and Purchaser to perform all of their respective obligations under this Agreement and to consummate all the transactions contemplated hereby, including paying the Cash Consideration in the Merger and paying all fees and expenses of Parent and Purchaser related thereto.

SECTION 4.19. Information Supplied. The information supplied by Parent or Purchaser for inclusion or incorporation by reference in the Prospectus/Proxy Statement and the S-4 Registration Statement shall not, in the case of the Prospectus/Proxy Statement, at the date the Prospectus/Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholders’ Meeting, and in the case of the S-4 Registration Statement, at the date when the S-4 Registration Statement (or any amendment or supplement thereto) becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company or any of the Company’s representatives for inclusion or incorporation by reference in the Prospectus/Proxy Statement or the S-4 Registration Statement. The S-4 Registration Statement shall comply in all material respects as to form with the requirements of the Securities Act and the rules and regulations thereunder.

SECTION 4.20. Ownership of Purchaser; No Prior Activities. Purchaser is a direct wholly-owned Subsidiary of Parent. Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. All the issued and outstanding shares of capital stock of Purchaser are owned of record and beneficially by Parent.

SECTION 4.21. No Ownership of Company Capital Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries, including Purchaser, own any shares of Company Common Stock or other securities of the Company.

SECTION 4.22. Brokers. No broker, finder or investment banker (other than USB Securities LLC and Cohen & Steers Capital Advisors, LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Purchaser.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01. Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the Effective Time, except as expressly set forth in this Agreement or Section 5.01 of the Company Disclosure Schedule, the businesses of the Company and its Subsidiaries shall be conducted in the Ordinary Course, and the Company shall use its reasonable efforts to preserve substantially intact the business organization of the Company and its Subsidiaries and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations. Except as expressly set forth in this Agreement or set forth in Section 5.01 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:

(a) amend or otherwise change the Company Charter or Bylaws of the Company or any equivalent organizational documents of any Significant Subsidiaries of the Company;

(b) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any of its Subsidiaries;

(c) except to the extent necessary to maintain its status as a REIT (provided that any dividend or distribution materially in excess of dividends or distributions paid prior to the date hereof shall require prior consultation with Parent), declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for (i) distributions by the Company or any wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company and (ii) monthly dividends payable quarterly of $0.0592 or quarterly dividends of $0.1776 per share of Company Common Stock consistent with past practice;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock except in the Ordinary Course;

(e) (i) acquire any corporation, partnership, other business organization or any division thereof in any transaction or series of related transactions (including by merger, consolidation or acquisition of stock or assets or any other business combination) other than acquisitions pursuant to agreements or commitments in effect as of the date hereof which agreements are listed on Schedule 5.01 hereto; (ii) acquire any asset having a value in excess of $500,000 without first providing Parent five (5) Business Days’ prior notice and consulting with Parent with respect thereto and acquire any asset with a value or for consideration in excess of $5,000,000 or in excess of the Aggregate Limit in the aggregate, other than acquisitions pursuant to contracts or agreements in effect as of the date of this Agreement (including by merger, consolidation, or acquisition of stock or assets or any other business combination) and provided that the agreements with respect to any asset acquisitions entered into as permitted under this clause (i) are on an arm’s-length basis; (iii) except for borrowings under that certain Amended and Restated Credit Agreement dated as of August 23, 2005 by and among the Company (and various CNL entities) and Bank of America, N.A. and various other financial institutions in an amount not to exceed $25,000,000 and indebtedness for borrowed money assumed in connection with any asset acquisition permitted under Section 5.01(e)(ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or grant any security interest in any of its assets; (iv) enter into or amend or modify in any material respect or terminate any material contract or agreement other than (1) renewals or extensions of Company Leases on terms substantially equivalent to such Company Lease so renewed or extended, (2) leases with respect to real property entered into by the Company or a Subsidiary of the Company as landlord in connection with any asset acquisition permitted under Section 5.02(e)(ii) (provided that, in connection with any asset acquisition permitted under such Section without the prior consent of Parent, the Company shall also have consulted with Parent on such leases during the five (5) Business Day period referred to therein), (3) any other lease of real property entered into by the Company or a Subsidiary of the Company as landlord provided that the lease does not represent in excess of 10% of the gross leasable area with respect thereto and (4) any other material contract other than a lease provided that such contract is terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice without the payment of a penalty or premium, and provided that any material contract or amendment or modification of any material contract under any of clauses (1) through (4) is on an arm’s-length basis; or (v) authorize, or make any commitment with respect to or make any single capital expenditure that is in excess of $5,000,000 or capital expenditures that are, in the aggregate, in excess of the Aggregate Limit, except for capital expenditures in accordance with and on the timetable contemplated by the capital budget of the Company attached hereto as Schedule 5.01(e);

(f) voluntarily create or incur any Lien material to it or any of its Subsidiaries on any of its assets or any assets of its Subsidiaries having a value in excess of $500,000;

(g) make any loans, advances or capital contributions to or investments in any Person (other than between itself and any of its direct or indirect wholly-owned Subsidiaries);

(h) cancel, modify or waive any debts or claims held by it or waive any rights having in each case a value in excess of $5,000,000 or settle any litigation or other proceedings before a Governmental Authority or arbitrator or make any payments in respect thereof in excess of $100,000 for any individual litigation or proceeding or $750,000 in the aggregate (it being understood that this clause shall not apply to any fees and expenses paid in connection with the defense of any such litigation or proceeding);

(i) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its assets, including (with respect to assets of the Company) capital stock of any of its Subsidiaries, having a value in excess of $500,000 individually or $1,500,000 in the aggregate other than pursuant to agreements or contracts in effect as of the date of this Agreement and provided that all contracts entered into as permitted under this clause (i) shall be on an arm’s-length basis;

(j) take any material action with respect to accounting policies or procedures;

(k) enter into an agreement with respect to any merger, consolidation, liquidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of the Company or any of its Significant Subsidiaries;

(l) except to the extent reasonably necessary to maintain the Company’s status as a REIT, make or rescind any material Tax election, settle or compromise any material Tax liability or make any material amendment to any Tax Return;

(m) enter into any Prohibited Transaction (as defined in Section 857 of the Code);

(n) take any action (or fail to take any action) that would cause the Company to fail to qualify as a REIT;

(o) fail to timely file any Tax Returns that are required to be filed by the Company or any Company Tax Subsidiary; or

(p) announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing.

SECTION 5.02. Conduct of Business by Parent and Purchaser Pending the Merger. Parent agrees that, between the date of this Agreement and the Effective Time, Parent shall use its reasonable efforts to preserve substantially intact the business organization of Parent, Purchaser and Parent’s Subsidiaries, to retain the services of its executive officers and key employees and to preserve the current relationships of Parent, Purchaser and Parent’s Subsidiaries with material customers, suppliers and other Persons with which Parent, Purchaser or any of Parent’s Subsidiaries has significant business relations. Except as expressly set forth in this Agreement or set forth in Section 5.02 of the Parent Disclosure Schedule, Parent shall not, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed: (i) make any amendment to the Parent Charter that changes the fundamental attributes of Parent Common Stock (it being understood that the authorization and/or issuance of preferred stock shall not be a change in the fundamental attributes of Parent Common Stock); (ii) except to the extent necessary to maintain its status as a REIT (provided that any dividend or distribution materially in excess of dividends or distributions paid prior to the date hereof shall require prior consultation with the Company), declare, set aside, make or pay any extraordinary dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock; (iii) take any action (or fail to take any action) that would cause Parent to fail to qualify as a REIT; (iv) permit or cause any of Parent’s Subsidiaries to do any of the foregoing or agree or commit to any of the foregoing

(except for distributions by Parent or any wholly-owned Subsidiary of Parent to Parent or another wholly-owned Subsidiary of Parent); or (v) agree in writing or otherwise to take any of the foregoing actions.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01. Stockholders’ Meeting. Subject to Section 6.04, the Company shall, (i) use its reasonable best efforts to duly call, give notice of, convene and hold, in accordance with applicable Law and the Company Charter and Bylaws, no later than the 60th calendar day following the commencement of mailing of the Prospectus/Proxy Statement to its stockholders, an annual or special meeting of its stockholders for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby, including the Merger, and obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”) and (ii) (A) include in the Prospectus/Proxy Statement the recommendation of the Company Board and the Special Committee that the stockholders of the Company approve the Merger (the “Company Recommendation”) and (B) use its reasonable efforts to obtain such approval and adoption; provided that, the Company may adjourn or postpone the Company Stockholders’ Meeting to the extent necessary to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the Company’s stockholders or if, as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting.

SECTION 6.02. Proxy Statement; S-4 Registration Statement. As promptly as reasonably practicable after the date hereof, the Company shall prepare and file with the SEC the Prospectus/Proxy Statement, and Parent shall prepare and file with the SEC the S-4 Registration Statement. The Company and Parent shall each use its reasonable efforts to have the Prospectus/Proxy Statement cleared and the S-4 Registration Statement declared effective, respectively, by the SEC as promptly as practicable after filing thereof, and the Company shall as promptly as practicable thereafter mail the Prospectus/Proxy Statement to its stockholders. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Prospectus/Proxy Statement and the S-4 Registration Statement, and each party shall notify the other of the receipt of any comments of the SEC with respect thereto and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the other party copies of all correspondence between them or any of their representatives and the SEC with respect thereto. Each party shall give the other party and its counsel a reasonable opportunity to review and comment on the S-4 Registration Statement and the Prospectus/Proxy Statement, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to stockholders of the Company and shall give the other party and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Purchaser agrees to use its reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Prospectus/Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of shares of Company Common Stock entitled to vote at the Company Stockholders’ Meeting at the earliest practicable time.

SECTION 6.03. Access to Information; Confidentiality. (a) Subject to applicable Law and confidentiality agreements, from the date hereof until the Effective Time, the Company shall (i) cause its Subsidiaries and the officers and representatives of the Company and its Subsidiaries and (ii) use reasonable efforts to cause the officers and employees of the Advisor to, afford the officers, employees and agents of Parent and Purchaser reasonable access during normal business hours (and in such a way as to not unduly interfere with the operation of the businesses of the Company or its Subsidiaries) to the personnel, properties, offices, plants and other facilities, books and records of the Company and its Subsidiaries, and shall furnish Parent and Purchaser with such financial, operating and other data and information as Parent or Purchaser may reasonably request.

(b) Subject to applicable Law and confidentiality agreements, from the date hereof until the Effective Time, Parent shall (i) cause Purchaser, Parent’s Subsidiaries and the officers and representatives of Parent, Purchaser and Parent’s Subsidiaries to afford the officers, employees and agents of the Company reasonable access during normal business hours (and in such a way as to not unduly interfere with the operation of the businesses of Parent, Purchaser or Parent’s Subsidiaries) to the personnel, properties, offices, plants and other facilities, books and records of Parent, Purchaser and Parent’s Subsidiaries, and shall furnish the Company with such financial, operating and other data and information as the Company may reasonably request; provided that in no event shall Parent be obligated to afford to the Company or such officers, employees and agents greater access to such personnel, properties, offices, plants and other facilities, books and records than was afforded to the Company and such officers, employees and agents prior to the date hereof.

(c) All information obtained by Parent, Purchaser or the Company pursuant to this Section 6.03 shall be kept confidential in accordance with the confidentiality agreement, dated March 10, 2006, as amended on April 14, 2006 (the “Confidentiality Agreement”), among Parent, the Company and the Advisor.

SECTION 6.04. No Solicitation of Transactions. (a) The Company will, and will cause each of its Subsidiaries to, and its and their respective officers, directors and representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make an Acquisition Proposal.

(b) The Company shall not, and shall cause its Subsidiaries and any of their respective directors, officers and representatives not to, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in or knowingly encourage any discussions or negotiations regarding an Acquisition Proposal; provided, however, that, at any time prior to the Company Stockholder Approval, if the Company receives a bona fide Acquisition Proposal or a proposal that may reasonably be expected to lead to an Acquisition Proposal that was not solicited after the date of this Agreement or that did not otherwise result from a breach of this Section 6.04, the Company may furnish, or cause to be furnished, non-public information with respect to the Company and its Subsidiaries to the Person who made such proposal and may participate in discussions and negotiations regarding such proposal if (A) each of the Company Board and the Special Committee determines in good faith, after consultation with its financial advisor and outside counsel, that such action is necessary in order for such directors to comply with the directors’ statutory duties under Section 2-405.1 of the MGCL and fiduciary duties under the Company Charter, (B) each of the Company Board and the Special Committee determines in good faith, after consultation with its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal, and (C) prior to taking such action, the Company enters into a confidentiality agreement with respect to such proposal that contains confidentiality provisions no less restrictive than the Confidentiality Agreement. The Company shall promptly (and, in any event, within 24 hours) notify Parent after receipt by the Company of any Acquisition Proposal, including the material terms and conditions thereof, to the extent known, the identity of the third party making any proposal and any material change in the status of discussions or negotiations (including any material amendments to the proposal) between the Company and the Person making such proposal.

(c) Prior to the Effective Time the Company Board and the Special Committee shall not (i) withdraw, qualify or modify or publicly propose to withdraw, qualify or modify in a manner adverse to Parent or Purchaser, the Company Recommendation or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, an Acquisition Proposal to holders of the Company Common Stock; provided, however, that in the event an Acquisition Proposal is made prior to the Company Stockholder Approval, each of the Company Board and the Special Committee may take such action if the Company has complied with the notice provisions set forth in the last sentence of Section 6.04(b) and each has determined in good faith (x) after consultation with outside legal counsel that such action is necessary in order for such directors to comply with the directors’ statutory duties under Section 2-405.1 of the MGCL and fiduciary duties under the Company Charter and (y) after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal is a Superior Proposal. In the event that the Company Board and the Special Committee comply with their respective obligations in the preceding sentence, the Company may enter into a definitive agreement to effect a Superior Proposal, but not prior to such time as the Company has provided Parent with written notice that the Company has elected to terminate this Agreement pursuant to Section 8.01(e) and otherwise complied with the Company’s obligations in the preceding sentence and in Section 8.01(e).

(d) Nothing contained in this Section 6.04 shall prohibit the Company from at any time taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure required by Rule 14a-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or from making any other disclosure to its stockholders or in any other regulatory filing if, in the good faith judgment of the Company Board and the Special Committee, based on the advice of their respective outside counsel, failure to so disclose would be inconsistent with their or the

Company’s obligations under applicable Law (it being understood that nothing in this Section 6.04(d) shall affect Parent’s termination rights under Section 8.01(f)).

SECTION 6.05. Employees and Employee Benefits Matters. Neither the Company nor any of its Subsidiaries shall hire any natural person as an employee, nor will the Company or any of its Subsidiaries enter into any agreement with a natural person for the provision of services to the Company or any of its Subsidiaries in the capacity of an employee. Neither the Company nor any of its Subsidiaries shall establish, adopt or enter into any Employee Plan.

SECTION 6.06. Directors’ and Officers’ Indemnification and Insurance. (a) For a period of six years from the Effective Time, the Surviving Corporation Charter and the Surviving Corporation Bylaws shall contain provisions for the indemnification to the full extent permitted by Law of individuals who, at or prior to the Effective Time, were directors, officers, fiduciaries or agents of the Company or any of its Subsidiaries, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of those individuals, unless such modification shall be required by Law and then only to the minimum extent required by Law.

(b) After the Effective Time, the Surviving Corporation and Parent shall, jointly and severally, to the fullest extent permitted under applicable Law or any applicable contract or agreement in effect on the date hereof and made available to Parent, indemnify and hold harmless, and provide advancement of expenses to, each present and former director and officer of the Company and each of its Subsidiaries (collectively, the “Indemnified Parties”) against all costs and expenses (including attorneys’ fees), judgments, fines, penalties, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission, or alleged act or omission, in their capacity as an officer or director, whether occurring before or at the Effective Time, for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation, any Indemnified Party wishing to claim indemnification hereunder shall promptly notify Parent upon learning of same; provided that the failure to so notify shall not relieve Parent of any liability it may have hereunder except to the extent such failure materially prejudices Parent. In the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and (ii) the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that neither the Company nor the Surviving Corporation shall be obligated pursuant to this Section 6.06(b) to pay the fees and expenses of more than one counsel (in addition to local counsel) for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action; and provided, further, that, in the event that any claim for indemnification is asserted or made within such six year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

(c) The Surviving Corporation shall maintain in effect for six years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time containing terms and conditions that are not in the aggregate less favorable; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.06(c) more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance; provided, however, that in the event of an expiration, termination or cancellation of such current policies, Purchaser or the Surviving Corporation shall use their reasonable best efforts to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.

(d) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall, and shall cause the Surviving Corporation or its successors or assigns, to maintain the policies and honor the obligations provided for in this Section 6.06.

(e) Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.06. The provisions of this Section 6.06 are intended for the benefit of and shall be enforceable by, each of the Indemnified Parties and their respective heirs and representatives.

SECTION 6.07. Further Action; Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated hereby, including using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and its Subsidiaries as are necessary for the consummation of the transactions contemplated hereby and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action. Without limiting the generality of the foregoing, Parent shall discuss in good faith and agree to increase the amount of the Cash Consideration (subject to a corresponding decrease in the amount of the Stock Consideration) in the event that it is determined that the number of shares of Parent Common Stock to be issued in the Merger and the Advisor Merger would require the approval of the stockholders of Parent under the listing standards of the NYSE.

(b) The parties hereto agree to cooperate and assist one another in connection with all actions to be taken pursuant to Section 6.07(a), including the preparation and making of any filings referred to therein and, if requested, amending or furnishing additional information thereunder, including, subject to applicable Law and the Confidentiality Agreement, providing copies of all related documents to the non-filing party and their advisors prior to filing, and to the extent practicable and permissible under applicable Law neither of the parties will file any such document or have any communication with any Governmental Authority without prior consultation with the other party. Each party shall keep the other apprised reasonably promptly of the content and status of any communications with, and communications from, any Governmental Authority with respect to the transactions contemplated hereby. To the extent practicable and permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings and calls with such Governmental Authority.

(c) Notwithstanding any other provision contained herein, the Company shall, with respect to any U.S. federal tax filing relating to the REIT status of the Company that is filed by the Company between the date hereof and Closing, give Parent a reasonable opportunity to comment on such filing before it is filed with the IRS and shall accept any reasonable comments (the reasonableness of which shall be determined by the Company in its sole discretion) that are provided by Parent with respect to the content of such filing.

(d) Each of the parties hereto agrees to cooperate and use its reasonable efforts to vigorously contest and resist any Action, including administrative or judicial Action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated hereby, including by vigorously pursuing all available avenues of administrative and judicial appeal.

SECTION 6.08. Public Announcements. Parent, Purchaser and the Company agree that no public release or announcement concerning the transactions contemplated hereby or the Merger shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. The parties have agreed upon the form of a joint press release announcing the execution of this Agreement.

SECTION 6.09. Affiliates. Prior to the date of the Company Stockholders’ Meeting, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the Company’s reasonable judgment, as of the time of the Company Stockholders’ Meeting, “affiliates” of the Company within the meaning of Rule 145 under the Securities Act. There shall be added to such list the names and addresses of any other Person subsequently identified by the Company (in consultation with Parent) as a Person who may be deemed to be such an affiliate of the Company. The Company shall exercise its reasonable efforts to deliver or cause to be delivered to Parent, prior to the Closing, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit D (the “Affiliate Letter”).

SECTION 6.10. Dividends. The Company and Parent shall coordinate the declaration, setting of record dates and payment dates of dividends on shares of Company Common Stock and Parent Common Stock so that holders of shares of Company Common Stock do not receive dividends on both shares of Company Common Stock and shares of Parent Common Stock received in the Merger in respect of the calendar quarter in which the Closing occurs or fail to receive a dividend on either shares of Company Common Stock or shares of Parent Common Stock received in the Merger in respect of such calendar quarter; provided, however, that nothing herein is intended to prevent holders of shares of Company Common Stock from receiving a dividend on (i) shares of Company Common Stock with respect to the period from the beginning of the calendar quarter in which the Closing occurs to the Closing Date, and (ii) on shares of Parent Common Stock received in the Merger in respect of shares of Company Common Stock with respect to the period from the Closing Date to the end of the calendar quarter in which the Closing occurs.

SECTION 6.11. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws to enable the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.12. 1031 Exchange. The Company agrees to cooperate, subject to the restrictions and conditions stated herein, should Parent elect to acquire, immediately before and in connection with the closing of the Merger, one or more of the Company’s assets as part of a like-kind exchange under Section 1031 of the Code (such assets thus acquired hereinafter referred to as “Replacement Properties”), including the execution of such documents and the taking of such actions as Parent may reasonably request to complete the acquisition of the Replacement Properties immediately prior to and in connection with the closing of the Merger, provided, however, (i) that any such like-kind exchange shall be consummated through the use of a qualified intermediary or exchange accommodation titleholder (the “Assignee”); (ii) Parent’s contemplated exchange shall not impose upon the Company any cost, additional liability or financial obligation, and Parent agrees to hold the Company harmless from any liability that might arise in connection with such exchange. The Company agrees to cooperate with Parent in attempting to close the acquisition of the Replacement Properties two days before the closing for the Merger; provided however that the Company may refuse to consent to an acquisition of the Replacement Properties that does not close immediately before and in connection with the Merger if Company in its sole discretion believes that an earlier closing could have adverse consequences to the Company. Without limiting the generality of the immediate preceding sentence, any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, stamp duties, and any transfer, recording, registration and other fees, charges, premiums and any similar taxes shall be borne solely by Parent; and Parent shall unconditionally guarantee the full and timely performance by the Assignee of each and every one of the representations, warranties, indemnities, obligations and undertakings of the Parent under this Agreement (and any amendments or modifications hereto) that relate to the Replacement Properties. As such guarantor, Parent shall be treated as primary obligor with respect to those representations, warranties, indemnities, obligations and undertakings, and, in the event of breach, the Company may proceed directly against Parent on this guarantee without the need to join Assignee.

In the event any exchange contemplated by Parent should fail to occur, for whatever reason, the Merger shall nonetheless be consummated as provided herein. Notwithstanding anything in this Agreement to the contrary, the Company makes no representation or warranty, and undertakes no other obligation, in each case with respect to the tax consequences of the transactions referred to in this Section 6.12 (including whether the transactions qualify under Section 1031 of the Code) and shall not be responsible for any loss or liability relating to any tax liability to Parent from such transactions.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01. Conditions to the Merger. The obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) NYSE Listing. The shares of Parent Common Stock issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the New York Stock Exchange (or in the event Parent has delisted from the NYSE prior to Closing and listed on another national securities exchange or on the Nasdaq National Market, such other national securities exchange or the Nasdaq National Market, as applicable) upon official notice of issuance.

(c) No Order. No Governmental Authority of competent jurisdiction shall have enacted or issued an order, decree, judgment, injunction or taken any other action (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger (collectively, an “Order”); provided, however, that the party claiming the failure of the condition set forth in this Section 7.01(b) shall have used reasonable best efforts to have such Order vacated.

(d) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

SECTION 7.02. Conditions to the Obligations of Parent and Purchaser. The obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a Material Adverse Effect with respect to the Company; provided, that for purposes of determining whether the condition in this Section 7.02(a) is satisfied, references to “Material Adverse Effect” and any other materiality qualification contained in such representations and warranties shall be ignored.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by the Chief Executive Officer or Chief Financial Officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect with respect to the Company.

(e) REIT Opinion. Parent shall have received the opinion, in the form attached hereto as Exhibit E, of Greenberg Traurig, LLP, dated the Closing Date, regarding the Company’s tax status as a REIT. In rendering such opinion, Greenberg Traurig, LLP may rely on customary assumptions, qualifications and representations as to factual matters, each reasonably acceptable to Parent. Such opinion may be conditioned on representations made by the Company’s management (including the Advisor in its capacity as advisor to the Company) regarding its organization, assets, sources of gross income and other matters related to the conduct of the Company’s business operations, each reasonably acceptable to Parent.

(f) Advisor Agreement. The Advisor Merger shall have simultaneously closed.

SECTION 7.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Purchaser contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a Material Adverse Effect with respect to Parent; provided, that for purposes of determining whether the condition in this Section 7.03(a) is satisfied, references to “Material Adverse Effect” and any other materiality qualification contained in such representations and warranties shall be ignored.

(b) Agreements and Covenants. Parent and Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by the Chief Executive Officer or Chief Financial Officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect with respect to Parent.

(e) REIT Opinion. The Company shall have received the opinion, in the form attached hereto as Exhibit F, of Latham & Watkins LLP, counsel to Parent, dated the Closing Date, regarding Parent’s tax status as a REIT. In rendering such opinion, Latham & Watkins LLP may rely on customary opinions of counsel which opinions are reasonably acceptable to the Company on the date of this Agreement and on customary assumptions, qualifications and representations as to factual matters, each reasonably acceptable to the Company. Such opinion may be conditioned on representations made by Parent’s management regarding its organization, assets, sources of gross income and other matters related to the conduct of Parent’s business operations, each reasonably acceptable to the Company.

SECTION 7.04. Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VII to be satisfied if such party’s failure to comply with any provision of this Agreement in a material respect has been the proximate cause of, or resulted in, the failure of the condition.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01. Termination. This Agreement may be terminated and abandoned prior to the Closing Date only as follows:

(a) by the mutual written consent of Parent and the Company;

(b) by either of the Company or Parent by written notice to the other:

(i) if at the Company Stockholders’ Meeting (or at any adjournment or postponement thereof) the Company Stockholder Approval is not obtained;

(ii) if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order that is in effect and restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such Order shall have become final and non-appealable, provided, however, that the party terminating this Agreement pursuant to this Section 8.01(b)(ii) shall have used reasonable best efforts to have such Order vacated; or

(iii) if the consummation of the Merger shall not have occurred on or before October 31, 2006 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to either party if such party’s breach of any representation, warranty or covenant herein in a material respect has been the proximate cause of, or resulted in, the failure of the Merger to occur on or before the Drop Dead Date.

(c) by written notice from Parent to the Company, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b), and such condition is incapable of being satisfied by the Drop Dead Date or such breach has not been cured by the Company within 30 Business Days after the Company’s receipt of written notice of such breach from Parent; provided that Parent’s right to terminate under this paragraph shall lapse and be of no effect if not exercised in writing within 15 Business Days following the date upon which the right to terminate hereunder first accrued;

(d) by written notice from the Company to Parent if Parent or Purchaser breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and such condition is incapable of being satisfied by the Drop Dead Date or such breach has not been cured by Parent or Purchaser within 30 Business Days after Parent’s receipt of written notice of such breach from the Company; provided that Company’s right to terminate under this paragraph shall lapse and be of no effect if not exercised in writing within 15 Business Days following the date upon which the right to terminate hereunder first accrued;

(e) by written notice from the Company to Parent, in connection with entering into a binding written agreement to effect a Superior Proposal; provided, however, that prior to terminating this Agreement pursuant to this Section 8.01(e), (i) the Company (with the authorization of the Company Board and the Special Committee) shall have (1) notified Parent in writing of the Company’s receipt of such Superior Proposal (and the material terms and conditions thereof) and its intention to enter into such binding written agreement Proposal, and (2) otherwise complied in all material respects with its obligations under Section 6.04, (ii) Parent does not make, within three Business Days after receipt of the Company’s written notice pursuant to clause (i) above, an offer that the Company Board and the Special Committee shall have concluded in good faith (following consultation with their respective financial advisors and outside counsel) is at least as favorable, from a financial point of view, to the stockholders of the

Company as such Superior Proposal, and (iii) the Company shall have paid to Parent the Break-up Fee as provided in Section 8.02(b). The Company agrees (x) that it will not enter into the binding agreement referred to in this Section 8.01(e) until at least the fourth Business Day after it has provided the notice to Parent required hereby and (y) to notify Parent promptly if its intention to enter into such agreement referred to in its notice to Parent will change at any time after giving such notice.

(f) by written notice of Parent to the Company, if the Company Board and the Special Committee shall, prior to the Company Stockholder Approval, (A) fail to include the Company Recommendation in the Prospectus/Proxy Statement, (B) publicly withdraw or knowingly modify, in a manner adverse to Parent or Purchaser, the Company Recommendation, (C) approve any Acquisition Proposal or publicly recommend that the holders of the Company Common Stock accept or approve any other Acquisition Proposal, (D) at any time after the end of fifteen (15) Business Days following receipt of an Acquisition Proposal, have failed to reaffirm the Company Recommendation as promptly as practicable (but in any event within five (5) Business Days) after receipt of any written request to do so from Parent (which five Business Day period will be extended for an additional five (5) Business Days if the Company certifies to Parent prior to the expiration of the initial five (5) Business Day period that the Company Board and the Special Committee are in good faith seeking to obtain additional information regarding their decision to reaffirm the Company Recommendation), or (E) if a tender offer or exchange offer for no less than twenty percent (20%) of the outstanding shares of Company Common Stock has been publicly disclosed (other than by Parent or an affiliate of Parent) and the Company Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer; provided, further, that Parent’s right to terminate under this Section 8.01(f) shall lapse and be of no effect if not exercised in writing within 15 Business Days following the date upon which the right to terminate hereunder first accrued; or

(g) by Parent in the event the Advisor Agreement is terminated in accordance with its terms; provided that Parent’s right to terminate under this Section 8.01(g) shall lapse and be of no further force and effect if not exercised in writing within 15 Business Days following the date upon which the right to Terminate hereunder first accrued.

SECTION 8.02. Effect of Termination. (a) Subject to the remainder of this Section 8.02 and to Section 8.03, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, Purchaser or the Company and each of their respective directors, trustees, officers, employees, partners, stockholders or stockholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Sections 6.03 (Confidentiality), 6.08 (Public Announcements), 8.02 (Effect of Termination), 8.03 (Fees and Expenses) and Article IX (General Provisions), which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing contained in this Section 8.02(a) shall relieve any party hereto from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

(b) The Company shall pay to Parent an amount in cash equal to $107,000,000 (the “Break-Up Fee”) if:

(i) this Agreement is terminated by the Company pursuant to Section 8.01(e);

(ii) this Agreement is terminated by Parent pursuant to Section 8.01(f); or

(iii) this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i); at any time after the date of this Agreement and before such termination, a bona fide Acquisition Proposal shall have been publicly announced and remains outstanding; and within 12 months of such termination the Company shall have entered into a definitive agreement with respect to or shall have consummated an Acquisition Proposal (substituting 50% for 20% in the definition thereof).

(c) Any fee due under Section 8.02(b) shall be paid by the Company by wire transfer of same-day funds:

(i) in the case of Section 8.02(b)(i), concurrently with such termination;

(ii) in the case of Sections 8.02(b)(ii), within two Business Days of such termination; and

(iii) in the case of Section 8.02(b)(iii), concurrently with the earlier of entering into such definitive agreement or consummation of such Acquisition Proposal.

SECTION 8.03. Fees and Expenses. (a) Except as set forth in Sections 8.02 and this Section 8.03, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees, costs and expenses of agents, representatives, financial advisors, counsel and accountants shall be paid by the party incurring such fees, costs or expenses.

(b) If this Agreement is terminated by Parent pursuant to Section 8.01(c), the Company shall pay to Parent within three Business Days after the date of termination all documented, reasonable out-of-pocket costs and expenses, including the reasonable fees and expenses of lawyers, accountants, financial advisors and investment bankers, incurred by Parent in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder, provided that such fees and expenses to be paid by the Company hereunder shall not exceed $3,000,000.

(c) If this Agreement is terminated by the Company pursuant to Section 8.01(d), Parent shall pay to the Company within three Business Days after the date of termination all documented, reasonable out-of-pocket costs and expenses, including the reasonable fees and expenses of lawyers, accountants, financial advisors and investment bankers, incurred by the Company in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder, provided that such fees and expenses to be paid by Parent hereunder shall not exceed $3,000,000.

SECTION 8.04. Deferral Provisions to Insure Compliance with REIT Gross Income Tests. (a) Notwithstanding any other provision in this Agreement, any payments otherwise to be made by the Parent to the Company pursuant to Section 8.03(c) or by the Company to Parent under Section 8.02 or Section 8.03(b) for any calendar year shall not exceed the sum of (a) the amount that it is determined should not be gross income of the party receiving such payment (the “Receiving Party”) for purposes of the requirements of Sections 856(c)(2) and (3) of the Code, with such determination to be set forth in an opinion of outside tax counsel selected by the Receiving Party (the “Counsel’s Gross Income Opinion”) plus (b) such additional amount that it is estimated can be paid to the Receiving Party in such taxable year without creating a risk that the payment would cause the Receiving Party to fail to meet the requirements of Section 856(c)(2) and (3) of the Code, determined as if the payment of such amount did not constitute income described in Section 856(c)(2)(A) -(H) and 856(c)(3)(A) - (I) of the Code (“Qualifying Income”), which determination shall be made by independent tax accountants to the Receiving Party and (c) in the event the Receiving Party receives a letter from outside tax counsel to the Receiving Party (“Counsel’s Ruling Letter”) indicating that Receiving Party has received a ruling from the Internal Revenue Service holding that the Receiving Party’s receipt of the additional amount otherwise to be paid under Section 8.03(c) either would constitute Qualifying Income or would be excluded from gross income of the Receiving Party for purposes of Sections 856(c)(2) and (3) of the Code (the “Specified REIT Requirements”), the aggregate payments otherwise required to be made under this Agreement (determined without regard to this Section 8.04) less the amount otherwise previously paid under clauses (a) and (b) above. The obligation of the party required to make such payment (the “Paying Party”) to pay any unpaid portion of the payment otherwise required under this Agreement that remains unpaid solely by reason of this Section 8.04 shall terminate five years from the date such payment otherwise would have been made but for this Section 8.04.

(b) The Paying Party shall place the full amount of any payments otherwise to be made by the Paying Party to the Receiving Party under Section 8.02 or 8.03(c) or 8.03(d), as the case may be, in a mutually agreed escrow account upon mutually acceptable terms which shall provide that any portion thereof shall not be released to the Receiving Party unless and until the Paying Party receives any of the following: (x) a letter from the Receiving Party’s independent tax accountants indicating the amount that it is estimated can be paid at the time to the Receiving Party without creating a risk that the payment would cause the Receiving Party to fail to meet the Specified REIT Requirements for the taxable year in which the payment would be made, which determination shall be made by such independent tax accountants, (y) Counsel’s Ruling Letter or (z) an opinion of outside tax counsel selected by the Receiving Party, to the effect that, based upon a change in Law or interpretation after the date on which payment was first deferred hereunder, receipt of the additional amount otherwise to be paid under this Agreement either would be excluded from gross income of the Receiving Party for purposes of the Specified REIT Requirements or would constitute Qualifying Income, in any of which events the Paying Party shall pay to the Receiving Party the lesser of the unpaid amounts due under this Agreement (determined without regard to this Section 8.04 or the maximum amount stated in the letter referred to in clause (x) above). At the end of the five year period referred to above in this Section 8.04 with respect to any amount placed in such escrow, if none of the events referred to in clauses (x), (y) or (z) or the preceding sentences shall have occurred, such amount shall be released from such escrow to be used as determined by the Paying Party in its sole and absolute discretion.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Non-Survival of Representations and Warranties. The representations and warranties in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Purchaser:

Health Care Property Investors, Inc.

3760 Kilroy Airport Way, Suite 300

Long Beach, CA 90806

Telecopier No: (562) 733-5204

Telephone No: (562) 733-5100

Attention:	Edward J. Henning
General Counsel, Senior Vice President
and Corporate Secretary

with a copy to:

Sullivan & Cromwell LLP,

1888 Century Park East, Suite 2100

Los Angeles, CA 90292

Telecopier No.: (310) 712-8800

Telephone No.: (310) 712-6600

Attention:	Alison S. Ressler, Esq.
Patrick S. Brown, Esq.

if to the Company:

CNL Retirement Properties, Inc.

420 South Orange Avenue

Orlando, FL 32801

Telecopier No: (407) 835-3235

Telephone No: (407) 650-1000

Attention:	Clark Hettinga
Chief Financial Officer and Senior Vice President

with a copy to:

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

Telecopier No: (212) 801-6400

Telephone No.: (212) 801-9200

Attention:	Judith D. Fryer, Esq.
Lorenzo Borgogni, Esq.

and to:

Akin Gump Strauss Hauer & Feld, LLP

590 Madison Avenue

New York, NY 10022-2524

Telecopier No: (212) 872-1002

Telephone No.: (212) 872-1000

Attention:	Patrick J. Dooley, Esq.

SECTION 9.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 9.04. Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes, except as set forth in Section 6.03(c), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement and any of the rights or obligations hereunder shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party hereto without the prior written consent of the other parties and any such purported assignment shall be null and void, except that Parent and Purchaser may assign all or any of their rights and obligations hereunder to any wholly owned Subsidiary of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder and such assignment does not alter the type or amount of the Merger Consideration and would not and would not reasonably be likely to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

SECTION 9.05. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.06 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such parties).

SECTION 9.06. Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which the parties are entitled at Law or in equity.

SECTION 9.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State (other than the Merger and those provisions set forth herein that are required to be governed by the MGCL). All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in New York, New York (Borough of Manhattan). The parties hereto hereby (a) submit to the exclusive jurisdiction of any such court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.02 as to giving notice hereunder shall be deemed effective service of process on such party.

SECTION 9.08. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN

CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 9.09. Interpretation. All references in this Agreement and either Disclosure Schedule to Articles, Sections and Exhibits refer to Articles and Sections of, and Exhibits to, this Agreement unless the context requires otherwise. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise and the word “including” shall mean “including without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import will be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word “or” will be inclusive and not exclusive unless the context requires otherwise. All references in this Agreement to any particular Law will be deemed to refer also to any rules and regulations promulgated under that Law. References to a Person also refer to its predecessors and successors and permitted assigns.

SECTION 9.10. Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof.

SECTION 9.11. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement and the transactions contemplated hereby by the stockholders of the Company, no amendment may be made that would, under applicable Law, require further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 9.12. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

SECTION 9.13. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HEALTH CARE PROPERTY INVESTORS, INC.

By	/S/ EDWARD J. HENNING
	Name:	Edward J. Henning
	Title:	Senior Vice President, General Counsel and Corporate Secretary

OCEAN ACQUISITION 1, INC.

By	/S/ EDWARD J. HENNING
	Name:	Edward J. Henning
	Title:	Authorized Representative

CNL RETIREMENT PROPERTIES, INC.

By	/S/ STUART J. BEEBE
	Name:	Stuart J. Beebe
	Title:	Chief Executive Officer and President

Agreement and Plan of Merger

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